Form U-3A-2

               SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC
                                             File Number 1-8946

     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER
     RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY
                  HOLDING COMPANY ACT OF 1935


             To Be Filed Annually Prior to March 1


                          CILCORP Inc.
                       (Name of Company)



hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company
Act of 1935, and submits the following information:

1. CILCORP Inc. (the "Company") - Organized as a holding company. Incorporated in Illinois. Located in Peoria, Illinois.
        The Company has the following active subsidiaries:

    Central Illinois Light Company ("CILCO") - Organized as a public utility to generate, transmit, distribute and sell electric energy and to purchase, distribute, transport and sell natural gas. (Incorporated in Illinois. Located in Peoria, Illinois). CILCO has two subsidiaries, both of which are Illinois corporations and located in Peoria, Illinois. The first of these, CILCO Exploration and Development Company, was organized to engage with others in joint ventures for the exploration and development of new or additional sources or supplies of natural gas or supplemental gas. The other, CILCO Energy Corporation, was organized to engage with others in a joint venture for research and development of new sources of energy, including conversion of coal and other minerals into gas.

    CILCORP Investment Management Inc. ("CIM") - Organized to administer the Company's investment policy and to manage its investment portfolio. (Incorporated in Illinois. Located in Peoria, Illinois.) Through its wholly-owned subsidiary CIM Energy Investments Inc. (Incorporated in Illinois. Located in Peoria, Illinois), CIM has a limited partnership interest in the Energy Investors Fund, L.P. ("Fund"). The Fund invests in non-regulated, non-utility facilities for the production of electricity or thermal energy. CIM holds a limited partnership interest in Illinois Equity Fund 1992 Limited Partnership, Illinois Equity Fund 1994 Limited Partnership, Illinois Equity Fund 1996 Limited Partnership and Illinois Equity Fund 1998 Limited Partnership, which invest in affordable housing projects in Illinois. CIM also holds a limited partnership interest in House Investments - Midwest Corporate Tax Credit Fund, L.P., House Investments - Midwest Corporate Tax Credit Fund II, L. P. and Banc One Tax
    Credit Fund III,    L. P., which invest in affordable
    housing projects. CIM owns 100% of the capital stock of the following corporations: CIM Leasing Inc., (Incorporated in Delaware. Located in Peoria, Illinois) which holds a leveraged lease investment in passenger railcars, a leveraged lease investment in a coal dragline located in Illinois, and a limited partnership interest in SunAmerica Affordable Housing Partners 51 which invests in affordable housing projects; CIM Air Leasing Inc., (Incorporated in Delaware. Located in Peoria, Illinois) which holds a partnership interest in a leveraged lease investment in a commercial aircraft and CILCORP Lease Management Inc. ("CLM"), (Incorporated in Delaware. Located in Peoria, Illinois). CLM was organized to enter into leveraged lease transactions. CLM directly holds one leveraged lease investment in an electric generating unit located in Arizona. CLM has the following wholly-owned subsidiaries with leveraged lease investments as indicated: CLM Inc.-IV (Incorporated in Delaware. Located in Peoria, Illinois) - an office building in California; CLM Inc.-VI (Incorporated in Delaware. Located in Peoria, Illinois) - an office building in Delaware and a waste-to-energy electric generating facility; and CLM Inc.-VII and CLM Inc.-VIII (both of which are Delaware corporations and located in Peoria, Illinois) - 24 wholesale club buildings in eight states.

    CILCORP Ventures Inc. ("CVI") - Organized to pursue investment opportunities in new ventures and to expand existing ventures. (Incorporated in Illinois. Located in Peoria, Illinois.)
        CVI has one wholly owned subsidiary: CILCORP Energy
        Services Inc. (Incorporated in Illinois. Located in
        Peoria, Illinois) which was formed to promote energy-related products and services in non-regulated markets.

    QST Enterprises Inc. ("QST"): Organized primarily to provide energy and related products and services in non-regulated retail and wholesale energy markets. (Incorporated in Illinois. Located in Peoria, Illinois.) QST conducts its business activities through the following direct or indirect wholly-owned subsidiaries. QST Energy Inc. ("QST Energy") (Incorporated in Illinois. Located in Peoria, Illinois, subsidiary of QST.) provides energy and related products and services to retail energy customers who may choose QST Energy as an alternative to a regulated public utility. QST Energy Trading Inc. (Incorporated in Illinois. Located in Peoria, Illinois, subsidiary of QST Energy) purchases energy at wholesale from regulated utilities, power marketers, municipalities or other suppliers for sale to either QST Energy or to non-affiliated wholesale customers such as other marketers and regulated public utilities; CILCORP Infraservices Inc. (Incorporated in Illinois. Located in Peoria, Illinois; subsidiary of QST) provides utility operation and maintenance services; QST Environmental Inc. ("QST Environmental") (Incorporated in Delaware. Corporate offices located in Peoria, Illinois, subsidiary of QST) provides environmental consulting, analytical and remediation services. QST Environmental has six wholly-owned active subsidiaries: Keck Instruments, Inc. (Incorporated in Michigan. Located in Williamston, Michigan) manufactures geophysical instruments used in environmental applications; Chemrox, Inc. (Incorporated in Connecticut. Located in Peoria, Illinois) currently inactive, formerly manufactured products and provided engineering services for the safe use and control of ethylene oxide and chlorofluorocarbons; QST Architectural Services, Inc. (Incorporated in Illinois. Located in Peoria, Illinois) provides architectural services in Illinois; National Professional Casualty Co. (Incorporated in Vermont. Located in Peoria, Illinois) provides professional and pollution liability insurance to QST Environmental; Environmental Staffing Solutions, Inc. (Incorporated in Illinois. Located in Peoria, Illinois) provides employee leasing services; and ESE Land Corporation (Incorporated in Illinois. Located in Peoria, Illinois), through special purpose subsidiaries or directly, maintains interests in environmentally distressed parcels of real estate acquired for resale. ESE Land Corporation is a member in California/Nevada Developments, LLC, and Green Park Ventures, LLC, formerly Future Developments, LLC, (Both organized in Delaware. Both located in Seal Beach, California). ESE Land Corporation has one active wholly owned subsidiary, Savannah Resources Corp. (Incorporated in California. Located in Peoria, Illinois) which is a member of McCadden Development, LLC (Organized in Delaware. Located in Seal Beach, California).

        CILCORP Inc. also has the following indirect inactive subsidiaries: ESE Biosciences Inc. (Incorporated in Delaware); Environmental Science & Engineering, Inc. (Incorporated in Delaware); Environmental Science & Engineering, Inc. (Incorporated in Michigan); ESE Placentia Development Corporation (Incorporated in Illinois); Wilmington Land Company (Incorporated in Illinois); ELC Makena I LLC (Organized in California).

2. CILCORP Inc. is a holding company and has no properties used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas. Its only public utility subsidiary, CILCO, organized in 1913, is engaged in the generation, transmission, distribution and sale of electric energy in an area of approximately 3,700 square miles in central and east-central Illinois, and the purchase, distribution, transportation and sale of natural gas in an area of approximately 4,500 square miles in central and east-central Illinois. CILCO renders electric service to retail customers in 138 communities in Illinois. CILCO renders gas service to customers in 129 communities in Illinois.

    Electric Operations:

        At December 31, 1998, CILCO owned and operated two steam-electric generating plants and two combustion turbine-generators and a gas-fired cogeneration plant, all of which are located in the State of Illinois. These facilities had an available summer capability of 1,152,000 kilowatts in 1998. The two major generating facilities of CILCO (representing 96% of CILCO's available summer capability projected for 1999), all of which are fueled with coal are as follows:



                                       Available Capability
                                             (Summer)
                                              Actual
       Station & Unit                          1998

      Duck Creek Unit 1                      366,000
      E. D. Edwards -
        Unit 1                               117,000
        Unit 2                               262,000
        Unit 3                               361,000

        CILCO's transmission system (all of which is located in the State of Illinois and none of which delivers or receives electric energy at the state border) includes 284 circuit miles operating at 138,000 volts and 48 circuit miles operating at 345,000 volts and includes 14 principal substations with an installed capacity of 3,364,200 kilovolt-amperes. CILCO's electric distribution systems (all of which are located in the State of Illinois) include approximately 6,223 pole and tower miles of overhead lines and 2,096 miles of underground distribution cables. The distribution systems also include 105 substations with an installed capacity of 2,007,860 kilovolt-amperes.

    Natural Gas Operations:

        CILCO's gas systems aggregate approximately 3,541 miles of transmission and distribution mains (all of which are located in the State of Illinois and none of which delivers or receives gas at the state border). CILCO has an underground gas storage facility located near Glasford, Illinois which has a present recoverable capacity of approximately 4,500,000 Mcf with daily withdrawal capacity of up to approximately 120,000 Mcf, depending on field pressure. An additional storage field near Lincoln, Illinois has a present recoverable capacity of approximately 5,200,000 Mcf with a daily withdrawal capacity of up to approximately 45,000 Mcf, depending on field pressure.


3. The following information provides electric and gas data for CILCO for the year ended December 31, 1998:

        a.  Number of Kwh of electric energy sold:
                Retail                      5,787,529,625
                Wholesale                     774,969,272

            Number of Mcf of natural or manufactured gas
            distributed:
                Retail                         26,997,972
                Transported Gas                21,150,913

        b. Number of Kwh of electric energy distributed at retail outside of Illinois:
                None

            Number of Mcf of natural or manufactured gas distributed at retail outside of Illinois:
                None

        c.  Number of Kwh of electric energy sold at wholesale
            outside Illinois, or at the state line:
                1,600,000  Kwh (Ohio)
                Revenue   $344,000

            Number of Mcf of natural or manufactured gas sold
            at wholesale outside Illinois, or at the state line:
                109,025  Mcf (Missouri)
                Revenue  $219,069

        d. Number of Kwh of electric energy purchased outside of Illinois, or at the state line:
                None

            Number of Mcf of natural or manufactured gas purchased outside of Illinois, or at the state line:

            During 1998, CILCO purchased 37,751,534 Mcf of natural gas under arrangements with pipeline suppliers. The bulk of this gas was purchased on the spot market and was transported to CILCO's service territory by those suppliers.


4. The Company does not hold any interest in an exempt wholesale generator or foreign utility company.

    Exhibit A. Consolidating statement of income and surplus of the claimant and its subsidiary companies for the year ended
December 31, 1998 and a consolidating balance sheet of claimant and its subsidiary companies as of December 31, 1998.

    Exhibit B. Financial Data Schedule.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February, 1999.

                                CILCORP Inc.



                                By ____________________
                                   R. O. Viets, President and
                                   Chief Executive Officer
Attest:


John G. Sahn, Secretary

     All notices and correspondence concerning this statement should be addressed to:

                John G. Sahn, Secretary
                CILCORP Inc.
                300 Hamilton Boulevard, Suite 300
                Peoria, IL  61602